United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2017
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale informs on Preliminary Agreement with Federal Prosecutors

Rio de Janeiro, January 19th, 2017 – Vale S.A. (Vale) informs that Samarco Mineração S.A (Samarco) and its shareholders, Vale and BHP Billiton Brasil Ltda (BHPB), have entered yesterday into two preliminary agreements with the Federal Prosecutor’s Office in Brazil (Federal Prosecutors).

The first agreement aims to outline the process and timeline for negotiations of a Final Agreement (Final Agreement), expected to occur by June 30th, 2017, (First Agreement). This First Agreement sets the ground for conciliation of two civil public actions which aim to establish socio-economic and socio-environmental remediation and compensation programs for the impacts of the Fundão dam failure, respectively: claim nº 023863-07.2016.4.01.3800, filed by the Federal Prosecutors (amounting to R$ 155 billion), and claim nº 0069758-61.2015.4.01.3400, filed by the Federal Government, the states of Minas Gerais and Espírito Santo and other governmental authorities (amounting to R$ 20 billion). Both claims filed with the 12ª Vara Federal da Seção Judiciária de Belo Horizonte.

The First Agreement provides for: (i) appointing experts selected by the Federal Prosecutors and paid for by the companies to run a diagnosis and follow the progress of the 41 programs under the Framework Agreement signed on March 2nd, 2016 by the companies and the Federal Government and the states of Minas Gerais and Espírito Santo and other governmental authorities and (ii) holding at least eleven public hearings by April 15th, 2017, of which five in Minas Gerais, three in Espírito Santo and the remainder in the indigenous territories of the Krenak, Comboios and Caieiras Velhas, in order to allow these communities to take part in the definition of the content of the Final Agreement.

Under the First Agreement, Samarco, Vale and BHPB will provide the 12a Vara Federal da Seção Judiciária de Belo Horizonte with a guarantee for fulfillment of the obligations regarding the financing and payment of the socio-environmental and socio-economic remediation programs resulting from the Fundão dam failure, as per the two abovementioned civil claims, until the signing of the Final Agreement, amounting to R$ 2.2 billion, of which (i) R$ 100 million in financial investments; ii) R$ 1.3 billion in insurance bonds; and (iii) R$ 800 million in Samarco’s assets. The abovementioned guarantee will remain in place until the completion of the negotiations for the Final Agreement or until June 30th, 2017, whichever comes first. In order to implement the First Agreement, the Federal Prosecutor’s Office will request the 12a Vara Federal da Seção Judiciária de Belo Horizonte to accept such guarantees until the completion of the negotiations and the signing of the Final Agreement, or until the parties reach a new agreement regarding the guarantees. If, by June 30th , the negotiations have not been completed, the Federal Prosecutor’s Office may require that the 12a Vara Federal re-institute the order for the deposit of R$ 1.2 billion in relation to the R$ 20 billion civil public claim.

In addition, the Second Agreement was signed (Second Agreement), which establishes a timetable to make available funds to remediate the social, economic and environmental damages caused by the Fundão dam failure in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, amounting to R$ 200 million.

The terms of the two Agreements are subject to ratification by the courts.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Andrea Gutman: andrea.gutman@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Claudia Rodrigues: claudia.rodrigues@vale.com
Denise Caruncho: denise.caruncho@vale.com
Mariano Szachtman: mariano.szachtman@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date January 19, 2017	By:	/s/ André Figueiredo
Director of Investor Relations